                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)1

                          DEL GLOBAL TECHNOLOGIES CORP.
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   245073 10 1
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 28 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 2 of 28 Pages
--------------------------                  ------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,558,516
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,558,516
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,558,516
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 3 of 28 Pages
--------------------------                  ------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,558,516
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,558,516
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,558,516
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 4 of 28 Pages
--------------------------                  ------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    28,646
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                28,646
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     28,646
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     LESS THAN 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 5 of 28 Pages
--------------------------                  ------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 HENRY PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    233,000
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                233,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     233,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 6 of 28 Pages
--------------------------                  ------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MATTHEW PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    114,298
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                114,298
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     114,298
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 7 of 28 Pages
--------------------------                  ------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 HENRY INVESTMENT TRUST, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     PENNSYLVANIA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    347,298
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                347,298
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     347,298
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 8 of 28 Pages
--------------------------                  ------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 CANINE PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     PENNSYLVANIA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    347,298
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                347,298
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     347,298
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 9 of 28 Pages
--------------------------                  ------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 DAVID W. WRIGHT
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    355,298
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                355,298
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     355,298
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 10 of 28 Pages
--------------------------                  ------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 GERALD M. CZARNECKI
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 11 of 28 Pages
--------------------------                  ------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 SUZANNE M. HOPGOOD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 12 of 28 Pages
--------------------------                  ------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WALLACE BARNES
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 13 of 28 Pages
--------------------------                  ------------------------------------

            The following constitutes Amendment No. 7 ("Amendment No. 7") to the
Schedule  13D filed by Steel  Partners  II,  L.P.,  Warren G.  Lichtenstein  and
WebFinancial Corporation with the Securities and Exchange Commission on November
26, 2002.  This  Amendment  No. 7 amends the Schedule  13D as  specifically  set forth.

     Item 2 is hereby amended and restated to read as follows:

Item 2. Identity and Background.

            (a)-(c) This  Statement is filed jointly by Steel Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Warren G.  Lichtenstein,
WebFinancial  Corporation,  a  Delaware  corporation   ("WebFinancial"),   Henry
Partners,  L.P., a Delaware  limited  partnership  ("Henry  Partners"),  Matthew
Partners,  L.P., a Delaware  limited  partnership  ("Matthew  Partners"),  Henry
Investment  Trust,  L.P., a Pennsylvania  limited  partnership  ("HIT"),  Canine
Partners, L.L.C., a Pennsylvania limited liability company ("Canine"),  David W.
Wright, Gerald M. Czarnecki,  Suzanne M. Hopgood and Wallace Barnes. Each of the
foregoing  is  referred  to as a  "Reporting  Person"  and  collectively  as the
"Reporting Persons."

            Steel  Partners,   L.L.C.,  a  Delaware  limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive  officer and managing  member of Partners LLC is Warren  Lichtenstein, who is  Chairman  of the Board,  Chief  Executive  Officer  and  Secretary.  The
principal  business of Steel Partners II is investing in the securities of small cap companies.  The principal occupation of Mr. Lichtenstein is investing in the securities  of small  cap  companies.  WebFinancial  is a holding  company  with subsidiaries  operating in the banking and  specialty  finance  industries.  Set forth in Schedule A annexed hereto is the name and present principal  occupation or employment and the name, principal business and address of any corporation or
other   organization  in  which  such  employment  is  conducted,   of  each  of
WebFinancial's  directors and  executive  officers,  as of the date hereof.  Mr.
Lichtenstein  is the  President,  Chief  Executive  Officer  and a  director  of
WebFinancial. Mr. Lichtenstein disclaims beneficial ownership of Shares owned by
WebFinancial. Steel Partners II, Mr. Lichtenstein and WebFinancial are sometimes referred to collectively as the "Lichtenstein Group."

            The business address of each member of the Lichtenstein Group is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

            David Wright is the President and Managing Member of Canine which is the  general  partner of HIT,  which in turn is the  general  partner of each of
Henry Partners and Matthew  Partners.  Henry  Partners and Matthew  Partners are
private investment  partnerships engaged in the purchase and sale of securities.
HIT is the general partner of each of Henry Partners and Matthew  Partners,  and
Canine is the general partner of HIT. The principal  occupation of Mr. Wright is managing,  through HIT, the investments of Henry Partners and Matthew  Partners.
Henry  Partners,  Matthew  Partners,  HIT,  Canine and Mr.  Wright are sometimes referred to collectively as the "Wright Group."

            The business address of each member of the Wright Group is 255 South
17th Street, Suite 2501, Philadelphia, Pennsylvania 19103.

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 14 of 28 Pages
--------------------------                  ------------------------------------

            The  principal  occupation  of Gerald  Czarnecki  is  serving as the
Chairman and Chief Executive Officer of The Deltennium Corporation,  a privately held holding company that operates various  businesses of which Mr. Czarnecki is the  principal  stockholder.  The business  address of Mr.  Czarnecki is c/o The
Deltennium Corporation, 6900 Wisconsin Avenue, Suite #206, Bethesda, MD 20815.

            The principal  occupation of Suzanne Hopgood is serving as President of The Hopgood  Group,  LLC, a provider  of  consulting  and interim  management services to the hospitality and real estate industries.  The business address of
Ms.  Hopgood is c/o The  Hopgood  Group,  LLC,  44 Capitol  Avenue,  Suite 103A,
Hartford, CT 06106.

            Wallace  Barnes is retired  and  dedicates  a  majority  of his time serving as Chairman of the Connecticut  Employment and Training Commission which is charged with  overseeing  and improving the  coordination  of all  education, employment and training  programs in  Connecticut.  The business  address of Mr.
Barnes is c/o Sky Bight Partners, 1875 Perkins Street, Bristol, CT 06010.

            Each of the  Reporting  Persons is party to the Amended and Restated
Joint Filing and Solicitation  Agreement (the "Amended and Restated Joint Filing
and Solicitation  Agreement") as further described in Item 6.  Accordingly,  the
Reporting Persons are hereby filing a joint Schedule 13D.

            (d) Neither the Reporting  Persons nor any person listed in Schedule
A has,  during the last five  years,  been  convicted  in a criminal  proceeding
(excluding traffic violations or similar misdemeanors).

            (e) Neither the Reporting  Persons nor any person listed in Schedule
A has,  during  the last  five  years,  been  party to a civil  proceeding  of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Warren  Lichtenstein,  David Wright,  Gerald Czarnecki,  Suzanne
Hopgood and Wallace Barnes are citizens of the United States of America.

            Item 4 is hereby amended to add the following:

            On April 18,  2003,  Steel  Partners  II  delivered  a letter to the
Issuer, a copy of which is attached as an exhibit hereto and incorporated herein by reference,  to nominate  Wallace Barnes as its fourth nominee for election to the  Issuer's  Board  of  Directors  at the  Issuer's  2003  annual  meeting  of stockholders  scheduled  to be held on May 14,  2003,  or any other  meeting  of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting").

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 15 of 28 Pages
--------------------------                  ------------------------------------

            Item 5(a)-(b) is hereby amended to add the following:

            Currently,  Wallace Barnes does not  beneficially  own any Shares of
Common Stock of the Issuer.

            Item 6 is hereby amended to add the following:

            On April 18, 2003,  the Reporting  Persons  entered into the Amended and  Restated  Joint  Filing  and  Solicitation  Agreement,  a copy of  which is attached as an exhibit hereto and  incorporated  herein by reference,  in which, among other  things,  (i) the  Reporting  Persons  agreed to the joint filing on behalf of each of them of  statements on Schedule 13D with respect to the Shares of Common  Stock of the Issuer,  (ii) the parties  agreed to solicit  proxies or written  consents  for the  election of David W.  Wright,  Gerald M.  Czarnecki,
Suzanne M. Hopgood and Wallace Barnes  (collectively,  the  "Nominees"),  or any other  person(s)  nominated  by Steel  Partners  II,  to the  Issuer's  Board of
Directors at the Annual  Meeting (the  "Solicitation"),  (iii) Steel Partners II
and  each of  Henry  Partners,  L.P.  and  Matthew  Partners,  L.P.  (and  their affiliates)  agreed  to bear  all  expenses  incurred  in  connection  with  the
Reporting  Persons'  activities,  including approved expenses incurred by any of the  parties in  connection  with the  Solicitation,  in amounts to be  mutually agreed upon by Steel  Partners II and each of Henry  Partners,  L.P. and Matthew
Partners, L.P. (and their affiliates); provided, however, that in no event shall the expenses borne by Henry Partners, L.P. and Matthew Partners, L.P. (and their affiliates)  exceed $25,000 in the aggregate,  and (iv) Steel Partners II agreed to indemnify and hold  harmless each of the Nominees  against any and all claims brought against the Nominees in connection with the  Solicitation or any related transactions.

           Item 7 is hereby amended to add the following Exhibit:

              Exhibit 3  Director Nomination Letter from Steel Partners II, L.P.
                         to Del Global Technologies Corp., dated April 18, 2003,
                         together with the Amended and Restated Joint Filing and
                         Solicitation Agreement attached thereto as Exhibit A.

                                       [Signature Pages Follow]

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 16 of 28 Pages
--------------------------                  ------------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     April 18, 2003             STEEL PARTNERS II, L.P.

                                      By:  Steel Partners, L.L.C.
                                           General Partner

                                      By:  /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                           Name:  Warren G. Lichtenstein
                                           Title: Managing Member

                                      /s/ Warren G. Lichtenstein
                                      ------------------------------------------
                                      WARREN G. LICHTENSTEIN

                                      WEBFINANCIAL CORPORATION

                                      By:  /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                           Name:  Warren G. Lichtenstein
                                           Title: President & Chief Executive
                                                  Officer

                                      HENRY PARTNERS, L.P.

                                      By:  Henry Investment Trust, L.P.
                                           General Partner

                                      By:  Canine Partners, L.L.C.
                                           General Partner

                                      By: /s/ David W. Wright
                                         ---------------------------------------
                                           Name:  David W. Wright
                                           Title: President

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 17 of 28 Pages
--------------------------                  ------------------------------------

                                      MATTHEW PARTNERS, L.P.

                                      By:  Henry Investment Trust, L.P.
                                           General Partner

                                      By:  Canine Partners, L.L.C.
                                           General Partner

                                      By:/s/ David W. Wright
                                         ---------------------------------------
                                           Name:  David W. Wright
                                           Title: President

                                      HENRY INVESTMENT TRUST, L.P.

                                      By:  Canine Partners, L.L.C.
                                           General Partner

                                      By: /s/ David W. Wright
                                         ---------------------------------------
                                           Name:  David W. Wright
                                           Title: President

                                      CANINE PARTNERS, L.L.C.

                                      By: /s/ David W. Wright
                                         ---------------------------------------
                                           Name:  David W. Wright
                                           Title: President

                                      /s/ David W. Wright
                                      ------------------------------------------
                                      DAVID W. WRIGHT

                                        /s/ Gerald M. Czarnecki
                                      ------------------------------------------
                                      GERALD M. CZARNECKI

                                        /s/ Suzanne M. Hopgood
                                      ------------------------------------------
                                      SUZANNE M. HOPGOOD

                                        /s/ Wallace Barnes
                                      ------------------------------------------
                                      WALLACE BARNES

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 18 of 28 Pages
--------------------------                  ------------------------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                    Page
-------                                                                    ----

1.   Joint Filing Agreement, dated March 20, 2003 (previously filed).      ---

2.   Director  Nomination  Letter  from Steel  Partners  II,  L.P.         ---
     to Del  Global  Technologies  Corp.,  dated March 26,  2003, together  with  the  Joint  Filing  and  Solicitation Agreement attached thereto as Exhibit B (previously filed).

3.   Director  Nomination  Letter from Steel  Partners II, L.P.         19 to 28
     to Del Global  Technologies  Corp., dated April 18, 2003,
     together with the Amended and Restated Joint Filing and
     Solicitation Agreement attached thereto as Exhibit A.

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 19 of 28 Pages
--------------------------                  ------------------------------------

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                       April 18, 2003

BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

Del Global Technologies Corp.
One Commerce Park
Valhalla, NY  10595
Attention: Corporate Secretary

       Re: Notice of Intention to Nominate  Fourth  Individual  for Election as
           Director at the 2003 Annual  Meeting of  Stockholders  of Del Global
           Technologies Corp.
           ---------------------------------------------------------------------

Ladies and Gentlemen:

            Reference  is made to the letter from Steel  Partners  II,  L.P.,  a
Delaware limited  partnership  ("Steel") to Del Global  Technologies Corp. ("Del
Global")  dated March 26, 2003 (the "Initial  Nomination  Letter")  constituting
Steel's notice of its nomination of three (3) nominees for election to the Board of Directors of Del Global (the "Del Global  Board") at the 2003 annual  meeting of stockholders of Del Global scheduled to be held on May 14, 2003, or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements, reschedulings or continuations thereof (the "Annual Meeting"). On
April 11, 2003, Del Global publicly  announced the purported  resignation of two directors and the appointment of three new directors, effectively increasing the size of the Del Global  Board from four (4) to five (5),  and its  intention  to nominate  its  five  (5)  member  board  of  directors  at the  Annual  Meeting.
Accordingly,  pursuant to Article II,  Section 13(c) of the Amended and Restated
Bylaws  (the  "Bylaws")  of Del Global,  this letter  shall serve to satisfy the advance  notice  requirements  of the Bylaws as to the  nomination by Steel of a fourth nominee for election to the Del Global Board at the Annual Meeting.

            This  letter  and all  Exhibits  attached  hereto  are  collectively referred to as the "Notice." Steel is the beneficial  owner of 1,558,516  shares of common stock,  $.10 par value per share (the "Common  Stock"),  of Del Global
(not including shares of Common Stock beneficially owned by the other parties to the Amended and Restated Joint Filing and Solicitation  Agreement,  as described below),  1,000  shares  of which are held of  record.  In  addition  to David W.
Wright,  Gerald M.  Czarnecki and Suzanne M. Hopgood who were nominated by Steel pursuant to the Initial  Nomination  Letter,  through this Notice,  Steel hereby nominates  and  notifies  you of its intent to  nominate  Wallace  Barnes as its fourth  nominee  to be elected  to the Del  Global  Board at the Annual  Meeting
(David W. Wright,  Gerald M.  Czarnecki,  Suzanne M. Hopgood and Wallace Barnes,
collectively referred to in this Notice as the "Nominees").  Steel believes that the Del Global Board is currently composed of five (5) directors.  To the extent there are in excess of five (5)  vacancies  on the Del Global Board to be filled by election at the Annual  Meeting or Del Global  increases  the size of the Del
Global  Board above its  existing  size,  Steel  reserves  the right to nominate additional nominees to be elected to the Del Global Board at the Annual Meeting.

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 20 of 28 Pages
--------------------------                  ------------------------------------

Additional  nominations  made  pursuant to the  preceding  sentence  are without prejudice  to the position of Steel that any attempt to increase the size of the current Del Global Board  constitutes an unlawful  manipulation  of Del Global's corporate machinery. If this Notice shall be deemed for any reason by a court of competent  jurisdiction  to be  ineffective  with respect to the  nomination  of
Wallace  Barnes at the Annual  Meeting,  or if Wallace Barnes shall be unable to serve for any reason, this Notice shall continue to be effective with respect to any replacement  nominee selected by Steel. The information  concerning  Wallace
Barnes required by Article II, Section 13 of the Bylaws is set forth below:

     1.   The information  concerning  Wallace Barnes required by Regulation 14A of the  Securities  Exchange Act of 1934,  as amended  (the  "Exchange
          Act") is as follows:

            WALLACE  BARNES  (Age 77)  served in  various  capacities  including
President,  Chief  Executive  Officer,  Chairman of the Board and  Non-Executive
Chairman of Barnes  Group Inc.,  a  diversified  international  manufacturer  of precision  components  and assemblies  and  distributor  of industrial  supplies listed on the NYSE,  from 1954 to April 1995.  From 1971 to May 1996, Mr. Barnes served as a director of Aetna Life &  Casualty  Company,  a  predecessor  of
Aetna Inc., a leading  health care  provider  listed on the NYSE.  From December
1988 to December  1998,  he served as a director  of Rohr,  Inc.,  an  aerospace supplier  listed on the NYSE prior to its merger  with B. F.  Goodrich  Company, during which time he also served as Chairman of the Board  beginning in December
1994. From May 1983 to May 1998, he served as a director of Rogers  Corporation, a developer and  manufacturer of  high-performance  specialty  materials for the wireless communications,  computers and networking,  imaging, transportation and consumer  industries  listed on the NYSE.  He has also served as Chairman of the
Board of Tradewind Turbines, Inc., an aircraft maintenance and overhaul company, since  December  1993.  Mr.  Barnes  currently  dedicates a majority of his time serving as Chairman of the Connecticut  Employment and Training Commission which is charged with  overseeing  and improving the  coordination  of all  education, employment and training programs in Connecticut. Governor John Rowland appointed
Mr. Barnes to this position in February 1997. The business address of Mr. Barnes is c/o Sky Bight Partners, 1875 Perkins Street, Bristol, Connecticut 06010.

            On April 18,  2003,  Steel,  WebFinancial  Corporation,  a  Delaware
corporation,  Warren G. Lichtenstein,  Henry Partners,  L.P., a Delaware limited partnership,  Matthew  Partners,  L.P., a Delaware  limited  partnership,  Henry
Investment Trust,  L.P., a Pennsylvania  limited  partnership,  Canine Partners,
L.L.C., a Pennsylvania  limited liability  company,  David W. Wright,  Gerald M.
Czarnecki,  Suzanne M.  Hopgood and Wallace  Barnes  entered into an Amended and
Restated Joint Filing and Solicitation  Agreement in which,  among other things,
(i)  the  parties  agreed  to the  joint  filing  on  behalf  of each of them of statements on Schedule 13D with respect to the Common Stock of Del Global,  (ii)
the parties  agreed to solicit  proxies or written  consents for the election of the Nominees, or any other person(s) nominated by Steel, to the Del Global Board at the  Annual  Meeting  (the  "Solicitation"),  (iii)  Steel  and each of Henry
Partners,  L.P. and Matthew Partners, L.P. (and their affiliates) agreed to bear all expenses  incurred in  connection  with the parties'  activities,  including approved  expenses  incurred  by any of  the  parties  in  connection  with  the
Solicitation,  in amounts to be mutually  agreed upon by Steel and each of Henry
Partners,  L.P. and Matthew  Partners,  L.P. (and their  affiliates);  provided, however,  that in no event shall the expenses borne by Henry Partners,  L.P. and
Matthew Partners,  L.P. (and their  affiliates)  exceed $25,000 in the aggregate and (iv)  Steel  agreed to  indemnify  and hold  harmless  each of the  Nominees

                                       2

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 21 of 28 Pages
--------------------------                  ------------------------------------

against any and all claims brought  against the Nominees in connection  with the
Solicitation or any related transactions.  The Amended and Restated Joint Filing and  Solicitation  Agreement  is attached  hereto as Exhibit A and  incorporated herein by reference and all references  contained  herein are qualified in their entirety by reference to such Amended and Restated Joint Filing and Solicitation
Agreement.

            Except as set forth in this Notice,  including the Exhibits  hereto, as of the date hereof  Wallace  Barnes (i) has not been  convicted in a criminal proceeding  (excluding traffic  violations or similar  misdemeanors) in the past ten years;  (ii) does not own any  securities  of Del  Global,  or any parent or subsidiary of Del Global, directly or indirectly, beneficially or of record, and has not  purchased  or sold any  securities  of Del  Global  within the past two years, and none of his associates beneficially owns, directly or indirectly, any securities of Del Global;  (iii) does not own any  securities of Del Global,  or any parent or subsidiary of Del Global, of record but not beneficially;  (iv) is not, and was not within the past year, a party to any  contract  arrangement  or understanding  with any person  with  respect to any  securities  of Del Global, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies;  (v) has no, and his associates or any member of his immediate  family have no (a) employment with Del Global or its affiliates or (b) material interest,  direct or indirect in any transaction, or  series  of  similar  transactions,  to  which  Del  Global  or  any  of  its subsidiaries  was,  is or will be a party to and in which  the  amount  involved exceeds  $60,000.00;  (vi) has no, and his associates  have no  arrangements  or understandings  with any person pursuant to which he was or is to be selected as a director,  nominee or officer of Del Global; (vii) has no substantial interest in the  matters to be acted on at the Annual  Meeting,  except his  interest  in being nominated and elected as a director;  and (viii) has not been a party to a legal proceeding  described in Item 401(f) of Regulation S-K of the Exchange Act
in the past five years.

     2.   Wallace  Barnes has consented to be named as a nominee in this Notice, to be named as a  nominee  in any  proxy  statement  filed by Steel in connection  with the  Solicitation  and to serve as a director  of Del
          Global if so elected. Such consent is attached hereto as Exhibit B.

     3.   The name and  address  of  Steel,  as we  believe  they  appear on Del
          Global's books, is Steel Partners II, L.P., 150 East 52nd Street, 21st
          Floor, New York, New York 10022.

     4.   As of the date  hereof,  Steel is the  beneficial  owner of  1,558,516 shares of Common  Stock of Del Global,  1,000 shares of which are held of record.

     5.   Steel hereby  represents  that it intends to deliver a proxy statement and form of proxies to a sufficient  number of holders of Del Global's voting shares to elect Wallace Barnes.

                                       3

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 22 of 28 Pages
--------------------------                  ------------------------------------

            Please  address  any  correspondence  to Steel  Partners  II,  L.P.,
Attention:  Warren  Lichtenstein,  telephone  (212)  758-3232,  facsimile  (212)
758-5789 (with a copy to our counsel,  Olshan  Grundman Frome  Rosenzweig  &
Wolosky  LLP,  505 Park  Avenue,  New York,  New York 10022,  Attention:  Steven
Wolosky, Esq., telephone (212) 753-7200,  facsimile (212) 755-1467).  The giving of this Notice is not an admission that the  procedures for notice  contained in the  Bylaws  are  legal,  valid or  binding,  and  Steel  reserves  the right to challenge their validity. In addition, Steel reserves the right to challenge any effort by Del Global or the Del Global  Board to conduct  the Annual  Meeting on any date other than May 14, 2003.

                                      Very truly yours,

                                      STEEL PARTNERS II, L.P.

                                      By:  Steel Partners L.L.C.,
                                           General Partner

                                        /s/ Warren G. Lichtenstein
                                      ------------------------------------
                                      Warren G. Lichtenstein
                                      Managing Member

                                       4

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 23 of 28 Pages
--------------------------                  ------------------------------------

                                    EXHIBIT A

                              AMENDED AND RESTATED

                     JOINT FILING AND SOLICITATION AGREEMENT

            WHEREAS,  Steel  Partners II, L.P., a Delaware  limited  partnership
("Steel"),   WebFinancial  Corporation,   a  Delaware  corporation,   Warren  G.
Lichtenstein,  Henry Partners,  L.P., a Delaware  limited  partnership,  Matthew
Partners, L.P., a Delaware limited partnership,  Henry Investment Trust, L.P., a
Pennsylvania  limited  partnership,  Canine  Partners,  L.L.C.,  a  Pennsylvania limited liability company,  David W. Wright,  Gerald M. Czarnecki and Suzanne M.
Hopgood are parties to that  certain  Joint  Filing and  Solicitation  Agreement dated March 26, 2003 (the  "Agreement")  in  connection  with the formation of a group for the purpose of seeking representation on the Board of Directors of Del
Global  Technologies  Corp., a New York  corporation  ("Del Global") at the 2003 annual  meeting of  stockholders  of Del Global  scheduled to be held on May 14,
2003,  or any  other  meeting  of  stockholders  held in lieu  thereof,  and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting");

            WHEREAS, on March 26, 2003, Steel nominated David W. Wright,  Gerald
M.  Czarnecki  and Suzanne M.  Hopgood for election to the Board of Directors of
Del Global at the Annual Meeting;

            WHEREAS,  Steel has agreed to  nominate  Wallace  Barnes as a fourth nominee for election to the Del Global Board of Directors at the Annual  Meeting
(David W. Wright,  Gerald M.  Czarnecki,  Suzanne M. Hopgood and Wallace Barnes,
each a "Nominee" and collectively, the "Nominees);

            WHEREAS, Steel has agreed to indemnify and hold harmless each of the
Nominees in connection with the  solicitation of proxies or written consents for the election of the Nominees at the Annual Meeting.

            NOW, IT IS AGREED, this 18th day of April 2003 by the parties hereto that the Agreement is amended and restated as follows:

            1. In accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
Exchange Act of 1934, as amended,  each of the  undersigned  (collectively,  the
"Group")  agrees to the joint filing on behalf of each of them of  statements on
Schedule 13D with respect to the Common Stock of Del Global (the "Shares"). Each
member of the Group shall be responsible  for the accuracy and  completeness  of his/her/its own disclosure therein.

            2. So long as this agreement is in effect,  each of the  undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig  &  Wolosky
LLP  ("Olshan")  of (i) any of their  purchases or sales of Shares;  or (ii) any
Shares over which they acquire or dispose of beneficial ownership.  Notice shall be given no later than 24 hours after each such transaction.

            3. Each of the  undersigned  agrees to  solicit  proxies  or written consents for the election of the Nominees,  or any other person(s)  nominated by
Steel, to the Board of Directors of Del Global at the Annual Meeting.

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 24 of 28 Pages
--------------------------                  ------------------------------------

            4. Steel and each of Henry Partners, L.P. and Matthew Partners, L.P.
(and their affiliates) hereby agrees to bear all expenses incurred in connection with the Group's  activities,  including expenses incurred by any of the parties in a solicitation of proxies or written  consents by the members of the Group in connection  with the Annual  Meeting,  in amounts to be mutually  agreed upon by
Steel and each of Henry  Partners,  L.P. and Matthew  Partners,  L.P. (and their affiliates);  provided,  however,  that in no event shall the expenses  borne by
Henry Partners,  L.P. and Matthew Partners,  L.P. (and their affiliates)  exceed
$25,000 in the aggregate.  Notwithstanding the foregoing, Steel, Henry Partners,
L.P. and Matthew Partners,  L.P. (and their affiliates) shall not be required to reimburse any party for (i)  out-of-pocket  expenses  incurred by a party in the aggregate in excess of $250 without the prior written  approval of Steel,  Henry
Partners,  L.P.  or Matthew  Partners,  L.P.;  (ii) the value of the time of any party;  (iii) legal fees incurred  without the prior written  approval of Steel,
Henry Partners, L.P. and Matthew Partners,  L.P.; or (iv) subject to the proviso in the preceding sentence, the costs of any counsel, other than Olshan, employed in  connection  with any  pending or  threatened  litigation  without  the prior written consent of Steel, Henry Partners, L.P. and Matthew Partners, L.P.

            5. Steel agrees to indemnify  and hold harmless each of the Nominees against any and all claims of any nature,  whenever  brought,  arising  from the proxy  solicitation by Steel and any related  transactions,  irrespective of the outcome;  provided,  that  this  indemnification  agreement  and all of  Steel's obligations  hereunder  to the  Nominees  will be  modified by Steel in its sole discretion,  in the event that any Nominee voluntarily withdraws as a Nominee to limit Steel's obligations  hereunder to Losses (as hereinafter  defined) arising prior to the date such  Nominee  voluntarily  withdraws  as a  Nominee  asserted against,  resulting,  imposed  upon,  or incurred  or suffered by such  Nominee, directly or indirectly, as a result of or arising from the proxy solicitation by
Steel,  other than Losses  arising from such  Nominee's  willful  misconduct  or fraudulent actions by such Nominee.  This  indemnification  will include any and all (each, a "Loss")  losses,  liabilities,  damages,  demands,  claims,  suits, actions,  judgments,  or  causes of  action,  assessments,  costs and  expenses, including, without limitation,  interest, penalties, reasonable attorneys' fees, and any  and all  reasonable  costs  and  expenses  incurred  in  investigating, preparing or defending against any litigation,  commenced or threatened,  or any claim  whatsoever,  and any and all amounts paid in  settlement  of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by the Nominees,  directly or indirectly,  as a result of or arising from the proxy solicitation by Steel and any related transactions.

            In the event of a claim against any of the Nominees  pursuant to the prior  paragraph or the  occurrence  of a Loss,  such  Nominee  shall give Steel written notice of such claim or Loss. Upon receipt of such written notice, Steel will provide such Nominee with counsel to represent  such Nominee.  In addition, such Nominee will be reimbursed promptly for all Losses suffered by such Nominee and for all reasonable  out-of-pocket expenses incurred by such Nominee relating to the proxy solicitation and any related transactions.

            6. The  relationship  of the  parties  hereto  shall be  limited  to carrying  on the  business  of the  Group in  accordance  with the terms of this
Agreement.  Such  relationship  shall be construed and deemed to be for the sole and limited  purpose of carrying on such business as described  herein.  Nothing herein  shall be  construed  to  authorize  any party to act as an agent for any other party, or to create a joint venture or  partnership.  Nothing herein shall restrict any party's right to purchase or sell Shares of Del Global, as it deems appropriate,  in its sole  discretion,  provided that all such sales are made in compliance with all applicable securities laws.

                                       2

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 25 of 28 Pages
--------------------------                  ------------------------------------

            7. This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute but one and the same  instrument,  which may be  sufficiently  evidenced  by one counterpart.

            8. In the event of any dispute arising out of the provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

            9. Any  party  hereto  may  terminate  his  obligations  under  this agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 755-1467.

            10. Each party  acknowledges  that  Olshan  shall act as counsel for both the Group and Steel.

                                       3

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 26 of 28 Pages
--------------------------                  ------------------------------------

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                      STEEL PARTNERS II, L.P.

                                      By:  Steel Partners, L.L.C.
                                           General Partner

                                      By:  /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                           Name:  Warren G. Lichtenstein
                                           Title: Managing Member

                                        /s/ Warren G. Lichtenstein
                                      ------------------------------------------
                                      WARREN G. LICHTENSTEIN

                                      WEBFINANCIAL CORPORATION

                                      By: /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                           Name:  Warren G. Lichtenstein
                                           Title: President & Chief Executive
                                                  Officer

                                      HENRY PARTNERS, L.P.

                                      By:  Henry Investment Trust, L.P.
                                           General Partner

                                      By:  Canine Partners, L.L.C.
                                           General Partner

                                      By: /s/ David W. Wright
                                         ---------------------------------------
                                           Name:  David W. Wright
                                           Title: President

                                       4

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 27 of 28 Pages
--------------------------                  ------------------------------------

                                      MATTHEW PARTNERS, L.P.

                                      By:  Henry Investment Trust, L.P.
                                           General Partner

                                      By:  Canine Partners, L.L.C.
                                           General Partner

                                      By: /s/  David W. Wright
                                         ---------------------------------------
                                           Name:  David W. Wright
                                           Title: President

                                      HENRY INVESTMENT TRUST, L.P.

                                      By:  Canine Partners, L.L.C.
                                           General Partner

                                      By:  /s/ David W. Wright
                                         ---------------------------------------
                                           Name:  David W. Wright
                                           Title: President

                                      CANINE PARTNERS, L.L.C.

                                      By: /s/ David W. Wright
                                         ---------------------------------------
                                           Name:  David W. Wright
                                           Title: President

                                        /s/ David W. Wright
                                      ------------------------------------
                                      DAVID W. WRIGHT

                                        /s/ Gerald M. Czarnecki
                                      ------------------------------------
                                      GERALD M. CZARNECKI

                                        /s/ Suzanne M. Hopgood
                                      ------------------------------------
                                      SUZANNE M. HOPGOOD

                                        /s/ Wallace Barnes
                                      ------------------------------------
                                      WALLACE BARNES

                                       5

--------------------------                  ------------------------------------
CUSIP No. 245073 10 1             13D             Page 28 of 28 Pages
--------------------------                  ------------------------------------

                                    EXHIBIT B

                                 WALLACE BARNES
                             C/O SKY BIGHT PARTNERS
                               1875 PERKINS STREET
                           BRISTOL, CONNECTICUT 06010

                                                                  April 18, 2003

Attention: Corporate Secretary
Del Global Technologies Corp.
One Commerce Park
Valhalla, NY  10595

Gentlemen:

            You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of its  intention  to  nominate  the  undersigned  as a  director  of Del Global
Technologies  Corp.  ("Del Global") at the 2003 annual  meeting of  stockholders scheduled to be held on May 14, 2003, or any other meeting of stockholders  held
in  lieu  thereof,  and  any  adjournments,   postponements,   reschedulings  or
continuations  thereof  (the  "Meeting"),  (ii) being  named as a nominee in any proxy statement filed by Steel in connection with the solicitation of proxies or written  consents for  election of the  undersigned  at the  Meeting,  and (iii)
serving as a director of Del Global if elected at the Meeting.

                                           Very truly yours,

                                           /s/ Wallace Barnes
                                           Wallace Barnes